SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                               Amendment No. 3 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TREEV, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    894692300
              -----------------------------------------------------
                                 (CUSIP Number)

                                   Ulrich Thol
                            CE Computer Equipment AG
                              Herforder Strabe 155A
                            33609 Bielefeld, Germany
                           Telephone: +49-521-9318-01
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               W. Jeffrey Lawrence
                               Shearman & Sterling
                                 9 Appold Street
                                 Broadgate West
                                 London EC2A 2AP
                                 United Kingdom
                           Telephone: +44 20-7655-5000

                                   May 5, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.



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Introductory Statement
----------------------

         This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 and Amendment No. 2 thereto (as so amended, the "Schedule"), relating to the beneficial ownership by CE Computer Equipment Aktiengesellschaft, a German corporation, of Issuer Common Stock. All capitalized terms not otherwise defined herein are used herein as defined in the Schedule.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended and supplemented by deleting the seventh and eighth paragraphs thereof and replacing them with the following:

         "Following extensive review with their independent public accountants, the Reporting Person and the Issuer have concluded that the Reporting Person will not account for its pending acquisition of the Issuer as a "pooling of interests" transaction under applicable U.S. accounting rules. As previously disclosed, the Merger Agreement provides that the Merger is conditional upon its being accounted for as a pooling of interests.

         As a result, the Reporting Person has commenced negotiations with the Issuer regarding a possible amendment and restatement of the Merger Agreement. On May 5, 2000, the Reporting Person provided to the Issuer a draft of an Amended and Restated Agreement and Plan of Merger (the "Draft Amended and Restated Merger Agreement") which is attached hereto as Exhibit 14, and a draft of an amendment to the Voting Agreement (the "Draft Amendment to Voting Agreement") which is attached hereto as Exhibit 15. The Reporting Person understands that on May 7, 2000, the board of directors of the Issuer authorized senior officers of the Issuer to execute the Draft Amended and Restated Merger Agreement. At this time, however, there can be no assurances that either the Draft Amended and Restated Merger Agreement or the Draft Amendment to the Voting Agreement will be executed, that they will be executed in the form proposed by the Reporting Person or when they might be executed.

         Except as set forth in this Statement, the Merger Agreement, the Voting Agreement, the Irrevocable Proxies, the Letter Waiver, the Draft Amended and Restated Merger Agreement and the Draft Amendment to Voting Agreement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals named in Schedule I hereto has formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of the Issuer's securities



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                                        3

becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

         The foregoing descriptions of the Draft Amended and Restated Merger Agreement and the Draft Amendment to Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 14 and 15, respectively, and which are incorporated herein by reference in their entirety."

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Item 7 is hereby amended and supplemented as follows:

         14. Draft dated May 5, 2000 of an Amended and Restated Agreement and Plan of Merger between CE Computer Equipment AG and TREEV, Inc.

         15. Draft dated May 5, 2000 of Amendment No. 1 to Voting and Registration Rights Agreement among CE Computer Equipment AG and certain beneficial owners of shares of Common Stock of TREEV, Inc. set forth on Schedule A to such Amendment No. 1 to Voting and Registration Rights Agreement.







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                                        4

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 7, 2000                            CE Computer Equipment AG

                                       By:    /s/ Thomas Wenzke
                                          --------------------------------------
                                          Name:  Thomas Wenzke
                                          Title: Member of the Board of
                                                   Management



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                                  EXHIBIT INDEX



Exhibit No.                                   Description
-----------                                   -----------
    14 Draft dated May 5, 2000 of an Amended and Restated Agreement and Plan of Merger between CE Computer Equipment AG and TREEV, Inc.

    15 Draft dated May 5, 2000 of Amendment No. 1 to Voting and Registration Rights Agreement among CE Computer Equipment AG and certain beneficial owners of shares of Common Stock of TREEV, Inc. set forth on Schedule A to such Amendment No. 1 to Voting and Registration Rights Agreement.